Group Flexible Payment Variable Annuity Contract
issued by
Brighthouse Life Insurance Company
and
Brighthouse Separate Account A

Sunshine Plan 236

Disclosure Notice
April 27, 2026
A group flexible payment variable annuity contract

This Disclosure Notice provides certain updated information about your Sunshine Plan 236 Variable Annuity Contract (the “Contract”), a group flexible payment variable annuity contract issued by Brighthouse Life Insurance Company (“BLIC”, the “Company”, or “we” or “us”). The Contract is no longer available for purchase.
Updated financial statements for BLIC and Brighthouse Separate Account A (the “Separate Account”) are available, free of charge at https://dfinview.com/BHF/PUFT/BHF197. The Contract prospectus, dated May 2, 2002, as supplemented, is available and contains more information about the Contract including its features, benefits, and risks. You can obtain this information at no cost by calling (833) 208-3018 or by sending an email request to rcg@brighthousefinancial.com.
The Contract is a complex investment and involves risks, including potential loss of principal. The Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. Surrenders (partial or full) could result in surrender charges, taxes, and tax penalties.
The Company’s obligations under the Contract are subject to our financial strength and claims paying ability. Additional general information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.
The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Disclosure Notice is accurate or complete. Any representation to the contrary is a criminal offense.

Glossary
Certificate – The form which describes your rights under the Contract. No Certificates are issued for certain deferred compensation or qualified corporate retirement plans. Unless the context provides otherwise, references to the Contract also refer to Certificates.
Fund (or Portfolio Company) – A diversified, open-end management investment company, or series thereof, registered under the Investment Company Act of 1940, which serves as the underlying investment medium for a Series in the Separate Account.
Monitored Portfolios – Certain Funds on which we monitor transfer activity. We may change the Monitored Portfolios at any time without notice in our sole discretion.
Participant – You, the person who makes Purchase Payments, or the person for whom Purchase Payments are made.
Participant’s Account (or Account) – The sum of your interest in each Series of the Separate Account.
Plan – The 403(b) plan, deferred compensation plan, qualified retirement plan, or individual retirement annuity to which the Contract is issued.
Purchase Payment – The amounts paid by or for you in order to provide benefits under the Contract.
Separate Account – The segregated asset account entitled “Brighthouse Separate Account A.”
Series – A subdivision of the Separate Account. Each Series invests in a single underlying Fund.
Updated Information You Should Consider About the Contract
The information in this section of the Disclosure Notice is a summary of certain Contract features that have changed since the Disclosure Notice dated April 28, 2025. This does not reflect all of the changes that have occurred since you entered into your Contract.
On November 6, 2025, Brighthouse Financial, Inc. (“BHF”) and Aquarian Capital LLC (“Aquarian”) announced that they had entered into a definitive agreement under which an affiliate of Aquarian will acquire BHF. This transaction is subject to the satisfaction or waiver of customary closing conditions, including receipt of applicable regulatory approvals. Subject to such approvals and the satisfaction or waiver of the other conditions, the transaction is expected to be consummated in 2026.
Upon the consummation of the transaction, Aquarian will become the ultimate parent of BHF and the Company will remain an indirect wholly-owned subsidiary of BHF. Although Aquarian will replace BHF as the Company’s ultimate parent, the Company will continue in its present role as the issuer of your Contract. All of your rights and benefits under your Contract and the Company’s obligations under the Contract will remain unchanged.
Founded in 2017, Aquarian Capital is a diversified global holding company with a strategic portfolio of insurance and asset management solutions. Aquarian is headquartered in New York, NY.
Transfers
•Monitored Portfolios. We monitor transfer activity in the following Funds for purposes of imposing our restrictions on frequent transfers:
Janus Henderson Global Research Portfolio
Neuberger Berman Genesis Fund
T. Rowe Price International Stock Fund

Important Information You Should Consider About the Contract
	Fees, Expenses, and Adjustments			Location in Prospectus
Are There Charges or Adjustments for Early Withdrawals?
Yes. If you withdraw money during the first 5 years following a Purchase
Payment, you may be assessed a surrender charge of 7% of the Purchase
Payment withdrawn.
For example, if you make an early withdrawal, you could pay a surrender charge of up to $7,000 on a $100,000 investment. This loss will be greater if there are taxes or tax penalties.
Fee Tables Contract Charges – Surrender Charge
Are There Transaction Charges?	Yes. In addition to charges for early withdrawals, you may also be charged for other transactions. For example, we may deduct a charge for state premium taxes upon annuitization of the Contract.			Fee Tables Contract Charges – Premium Taxes
Are There Ongoing Fees and Expenses?
Yes. The table below describes the fees and expenses that you may pay each year, depending on the investment options you choose. Please refer to your
Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.
Fee Tables Contract Charges – Mortality and Expense Risk Charge Appendix A: Funds Available Under the Contract (located in this Disclosure Notice)
	Annual Fee	Minimum	Maximum
	Base Contract[1]	0.89%	0.89%
	Fund fees and expenses[2]	0.09%	1.09%
	Optional benefits available for an additional charge	None	None
1 As a percentage of average Participant’s Account value in the Separate Account. [2] As a percentage of Fund assets before temporary expense reimbursements and/or fee waivers.

To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which could add surrender charges that
substantially increase costs.

	Lowest Annual Cost $941	Highest Annual Cost $2,925
	Assumes:	Assumes:
	●Investment of $100,000 ●5% annual appreciation ●Least expensive Fund fees and expenses ●No sales charges ●No additional Purchase Payments, transfers, or withdrawals	●Investment of $100,000 ●5% annual appreciation ●Most expensive Fund fees and expenses ●No sales charges ●No additional Purchase Payments, transfers, or withdrawals

	Risks	Location in Prospectus
Is There a Risk of Loss from Poor Performance?	Yes. You can lose money by investing in the Contract, including loss of principal.	Description of The Insurance Company, The Separate Account and The Funds – The Funds
Is This a Short- Term Investment?
No.
●The Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash.
●Amounts withdrawn from the Contract may result in surrender charges, taxes, and tax penalties.
●Surrender charges may apply for the first 5 years following a Purchase
Payment. Surrender charges will reduce the value of your Contract if you withdraw money during that time period. Surrenders could significantly reduce the value of your Contract, the death benefit, and other Contract benefits. The reduction may be more than the amount surrendered.
●The benefits of tax deferral also mean the Contract is more beneficial to investors with a long time horizon.
Description of the Contracts
What Are the Risks Associated with the Investment Options?
●An investment in the Contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the Contract (e.g., the Funds).
●Each investment option has its own unique risks.
●You should review the prospectuses for the available Funds before making an investment decision.
Description of The Insurance Company, The Separate Account and The Funds – The Funds
What Are the Risks Related to the Insurance Company?
An investment in the Contract is subject to the risks related to us. and guarantees and benefits of the Contract that exceed the assets of the Separate
Account are subject to our claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you. More information about BLIC, including our financial strength ratings, is available by contacting us at (888) 243-1968.
Description of The Insurance Company, The Separate Account and The Funds – The Insurance Company
Restrictions
Are There Restrictions on the Investment Options?
Yes.
●The minimum transfer amount from a Series is $500.
●We reserve the right to limit transfers in circumstances of frequent or large transfers.
●We reserve the right to remove or substitute the Funds available as investment options under the Contract.
●Your Plan may limit your available Funds.
Description of The Insurance Company, The Separate Account and The Funds Description of the Contracts – Transfers
Are There Any Restrictions on Contract Benefits?	Yes. ●Withdrawals will reduce the value of the death benefit, perhaps significantly. ●Except as otherwise provided, Contract benefits may not be modified or terminated by us.	Death Benefits

	Taxes	Location in Prospectus
What Are the Contract’s Tax Implications?
●Consult with a tax professional to determine the tax implications of an investment in and payments received under this Contract.
●If you purchase the Contract through a tax-qualified plan or individual retirement account, you do not get any additional tax benefit.
●You will generally not be taxed on increases in the value of the Contract until they are withdrawn. Withdrawals will be subject to ordinary income tax, and may be subject to tax penalties if you take a withdrawal before age 59 1∕2.
Federal Income Tax Status
Conflicts of Interest
How Are Investment Professionals Compensated?
Your investment professional may receive compensation for selling this
Contract to you, in the form of commissions, additional cash benefits (e.g., bonuses), and non-cash compensation. This conflict of interest may influence your investment professional to recommend this Contract over another investment for which the investment professional is not compensated or compensated less.
Description of The Insurance Company, The Separate Account and The Funds
Should I Exchange My Contract?
If you already own an insurance contract, some investment professionals may have a financial incentive to offer you a new contract in place of the one you own. You should only exchange a contract you already own if you determine, after comparing the features, fees, and risks of both contracts, that it is better for you to purchase the new contract rather than continue to own your existing Contract.
Description of The Insurance Company, The Separate Account and The Funds

APPENDIX A
Funds Available Under the Contract
The following is a list of Funds under the Contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at https://dfinview.com/BHF/PUFT/BHF197. You can also request this information at no cost by calling (833) 208-3018 or sending an email request to rcg@brighthousefinancial.com.
The current expenses and performance information below reflects fees and expenses of the Funds, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Seeks to track the performance of the Standard & Poor’s 500® Composite Stock Price Index.	MetLife Stock Index Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.27%	17.59%	14.13%	14.53%
Seeks a favorable total return through investment in a diversified portfolio.	MFS® Total Return Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Massachusetts Financial Services Company	0.62%	11.11%	6.42%	7.65%
Seeks to obtain high total return with reduced risk over the long term by allocating its assets among stocks, bonds, and short-term instruments.	Asset Manager 50% Portfolio — Initial Class†† Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, and FMR Japan	0.51%	14.98%	5.67%	7.13%
Seeks long-term capital appreciation.	Contrafund® Portfolio — Initial Class Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, and FMR Japan	0.54%	21.52%	15.37%	15.78%
Seeks to achieve capital appreciation.	Growth Portfolio — Initial Class Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, and FMR Japan	0.55%	14.92%	13.70%	17.45%
Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index.	Index 500 Portfolio — Initial Class†† Fidelity Management & Research Company LLC Subadviser: Geode Capital Management, LLC	0.09%	17.78%	14.31%	14.70%
Seeks long-term growth of capital.	Janus Henderson Global Research Portfolio — Institutional Shares Janus Henderson Investors US LLC	0.82%	20.92%	12.51%	12.93%
A-1

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Seeks growth of capital.	Neuberger Berman Genesis Fund — Trust Class Neuberger Berman Investment Advisers LLC	1.09%	4.97%	2.83%	11.24%
Seeks long-term capital growth through investments in stocks.	T. Rowe Price Growth Stock Fund — Investor Class T. Rowe Price Associates, Inc.	0.66%	15.65%	9.36%	14.16%
Seeks long-term growth of capital through investments primarily in the common stocks of established, non- U.S. companies.	T. Rowe Price International Stock Fund — Investor Class T. Rowe Price Associates, Inc. Subadviser: T. Rowe Price International Ltd	0.84%	18.45%	4.05%	7.27%
#
These Funds and their investment advisers have entered into temporary expense reimbursements and/or fee waivers, which are reflected in the Current Expenses. Please see the Funds' prospectuses for additional information regarding these arrangements.
††
Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.
A-2

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The prospectus, as supplemented, and statement of additional information (“SAI”), dated May 2, 2002, include additional information. The prospectus, as supplemented, and SAI are available, without charge, upon request. For a free copy, call us at (833) 208-3018, or send an email request to rcg@brighthousefinancial.com. You can also access other information about the Contract online at https://dfinview.com/BHF/PUFT/BHF197.
Reports and other information about the Separate Account are available on the SEC’s website at https://www.sec.gov/ and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.
The Financial Industry Regulatory Authority (“FINRA”) provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.
We are not a fiduciary and do not give advice or make recommendations regarding insurance or investment products. Ask your financial representative for guidance regarding any requests or elections and for information about your particular investment needs. Please bear in mind that your financial representative, or any financial firm or financial professional you consult to provide advice, is acting on your behalf. We are not a party to any agreement between you and your financial professional. We do not recommend and are not responsible for any securities transactions or investment strategies involving securities (including account recommendations).
EDGAR Contract Identifier No. is C000151876